UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No.   )*(1)

                      PHYSICIANS CLINICAL LABORATORY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   7194OR 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Gary F. Loveridge
                                 Sutter Health
                                One Capitol Mall
                              Sacramento, CA 95814
                                 (916) 554-6780
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 30, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This Schedule 13D constitutes Amendment No. 1 with respect to the Schedule 13D previously filed by Sutter Health and Amendment No. 3 with respect to the
Schedule 13D previously filed by Sutter Ambulatory Care Corporation.

                               PAGE 1 OF 11 PAGES.


                                                              SCHEDULE 13D
============================================                                                      ==================================
CUSIP No. 7194OR 10 4                                                                               Page 2 of 11 Pages
============================================                                                      ==================================

====================================================================================================================================
             NAME OF REPORTING PERSON
1            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                        SUTTER HEALTH
                                                                                                                94-2788907

------------------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) |_|
2                                                                                                                          (b) |X|

------------------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
3

------------------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
4
                                                                                            00
------------------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
5

------------------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OR ORGANIZATION
6
                                                                                            California
------------------------------------------------------------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                              7
                                                                                      0
         NUMBER OF
          SHARES            --------------------------------------------------------------------------------------------------------
       BENEFICIALLY                       SHARED VOTING POWER
       OWNED BY EACH          8
         REPORTING                                                                    30,263
          PERSON            --------------------------------------------------------------------------------------------------------
           WITH                           SOLE DISPOSITIVE POWER
                              9
                                                                                      0
                            --------------------------------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                                                                      30,263

------------------------------------------------------------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                                      30,263
------------------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            |_|
12

------------------------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                                 0.01%
------------------------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
14
                                                                                    00
====================================================================================================================================

                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                                                              SCHEDULE 13D
============================================                                                      ==================================
CUSIP No. 7194OR 10 4                                                                               Page 3 of 11 Pages
============================================                                                      ==================================

====================================================================================================================================
             NAME OF REPORTING PERSON
1            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                                                  SUTTER AMBULATORY CARE CORPORATION
                                                                         94-2748382
------------------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) |_|
2                                                                                                                          (b) |X|

------------------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
3

------------------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
4
             OO and WC
------------------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|
5

------------------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OR ORGANIZATION
6
                                                                                            California
------------------------------------------------------------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                              7
                                                                                         0
         NUMBER OF
          SHARES            --------------------------------------------------------------------------------------------------------
       BENEFICIALLY                       SHARED VOTING POWER
       OWNED BY EACH          8
         REPORTING                                                                    30,263
          PERSON            --------------------------------------------------------------------------------------------------------
           WITH                           SOLE DISPOSITIVE POWER
                              9
                                                                                         0
                            --------------------------------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                                                                      30,263

------------------------------------------------------------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                                      30,263
------------------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             |_|
12

------------------------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                                    0.01%
------------------------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
14
                                                                                       00
====================================================================================================================================

                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                              Page 4 of 11 Pages

Item 1.  Security and Issuer

                  This Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock"), of Physicians Clinical Laboratory, Inc., a Delaware corporation ("PCL"), whose principal executive offices are located at 3301 C Street, Suite 100E, Sacramento, California 95816.


Item 2.  Identity and Background

                  Sutter Health is a California nonprofit public benefit corporation ("Sutter") whose principal office is located at One Capitol Mall, Sacramento, California 95814. The principal business of Sutter and its affiliates is the operation of an integrated health care delivery system.

                  Sutter Ambulatory Care Corporation is a California nonprofit public benefit corporation ("SACC") whose principal office is located at One Capitol Mall, Sacramento, California 95814. The principal business of SACC is the provision of hospital and other health care services. Sutter is the sole corporate member of SACC and in such capacity has the right to appoint all of the directors of SACC.

                  Information  with  respect  to  the  executive   officers  and
directors of each of Sutter and SACC is set forth on Schedule 1 and Schedule 2, respectively, to this Schedule 13D.

                  Each of Sutter, SACC and the executive officers and directors specified on Schedule 1 and Schedule 2 to this Schedule 13D have not, during the last five years, (a) been convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

                  See Item 4 below with respect to the interest in shares previously acquired by Sutter. As described in Item 4 below, on November 8, 1996, PCL filed a voluntary petition for relief under Chapter 11, Title 11 of the United States Code. PCL's plan of reorganization (the "Reorganization") was effective as of October 3, 1997. Except as otherwise indicated, all share amounts in this Item 4 represent shares outstanding prior to the Reorganization.

                  SACC acquired 1,268,714 shares of Common Stock on August 1, 1992, in exchange for interests held by SACC in California Regional Reference Laboratory, a California limited partnership. Such partnership interests were originally acquired by SACC in 1986 using working capital. The exchange was carried out pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, after a hearing on the fairness of the transaction was held before the California Commissioner of Corporations. SACC acquired an additional 125,000 shares of Common Stock on October 21, 1992 for $8 per share directly from the underwriters as part of PCL's initial public offering. Such purchase was financed from working capital. SACC's acquisition of shares of Common Stock was previously reported on a Schedule 13D, as amended (the "SACC/Sutter Schedule 13D"), which is being amended hereby.

                  Pursuant to the terms of the Reorganization, all 1,393,714 shares of PCL Common Stock owned by SACC were canceled in exchange for a warrant to acquire 30,263 shares of New Common Stock (as defined in Item 4 below).

                                                              Page 5 of 11 Pages



Item 4.  Purpose of Transaction

                  On May 10, 1995, PCL granted to Sutter a warrant to acquire an aggregate of 1,200,000 shares of Common Stock (the "Warrant"). Sutter's acquisition of the Warrant was previously reported on the SACC/Sutter Schedule 13D which is being amended hereby. As consideration for the Warrant, Sutter entered into a General Continuing Guaranty dated May 10, 1995 (the "Guaranty") in favor of Wells Fargo Bank, National Association, as agent for certain financial institutions who were lenders to PCL (collectively, the "Lenders"), guarantying up to $3.5 million of certain obligations of PCL under a Credit Agreement with the Lenders and certain amendments thereto. The Warrant provided that it shall expire on the ninetieth day following the expiration of the Guaranty. The Guaranty expired on December 30, 1997 and, accordingly, the Warrant expired on March 30, 1997. No portion of the Warrant was ever exercised. Sutter no longer has any beneficial ownership of the shares of Common Stock previously covered by the Warrant.

                  On November 8, 1996, PCL filed a voluntary petition for relief under Chapter 11, Title 11 of the United States Code in the United States Bankruptcy Court for the Central District of California, San Fernando Valley Division (the "Bankruptcy Court"). The Bankruptcy Court approved the Reorganization effective as of October 3, 1997. Pursuant to the terms of the Reorganization, the shareholders of PCL will receive, as a group, Warrants to purchase 5% of the common stock of the reorganized PCL (the "New Common Stock") and all shares of Common Stock outstanding prior to the Reorganization will be cancelled. Accordingly, all 1,393,714 shares of PCL Common Stock owned by SACC will be canceled in exchange for a warrant to acquire 30,263 shares of New Common Stock.

                  On July 7, 1997, PCL filed a Notification of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 with respect to the Common Stock.


Item 5.  Interest in Securities of Issuer

                  Sutter may be deemed to share beneficial ownership of the warrant to acquire 30,263 shares of New Common Stock owned directly by SACC, of which Sutter is the sole corporate member.

                  Sutter has been informed by counsel to PCL that the capitalization of PCL after the Reorganization will consist of 2,500,000 shares of New Common Stock and outstanding warrants to acquire 131,579 shares of New Common Stock. Based on this capitalization, Sutter and SACC may be deemed to have beneficial ownership of 0.01% of the outstanding New Common Stock of PCL.

                  None of the executive officers and directors of each of Sutter and SACC set forth on Schedule 1 and Schedule 2 beneficially owns any shares of PCL.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  See Item 5 above.


Item 7.  Material to be Filed as Exhibits

                  None.

                                                              Page 6 of 11 Pages



                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1997

                                            SUTTER HEALTH



                                            By  /s/ GARY F. LOVERIDGE
                                              -------------------------------
                                               Name:  Gary F. Loveridge
                                               Title: Assistant Secretary



                                           SUTTER AMBULATORY CARE CORPORATION



                                            By  /S/ PATRICK E. FRY
                                              -------------------------------
                                               Name:  Patrick E. Fry
                                               Title: President

                                                              Page 7 of 11 Pages



                                                    SCHEDULE 1


         Set forth below is information required by Item 2 of Schedule 13D for each executive officer and director of Sutter Health.

                                            DIRECTORS OF SUTTER HEALTH
Name                              Principal Occupation, Employer,                       Citizenship
                                  Business Address
Ralph E. Andersen                 Retired Business Consultant                           U.S.A.
                                  1435 River Park Drive, Suite #400
                                  Sacramento, CA  95815

Mary Jane Armacost                Civic Leader                                          U.S.A.
                                  720 Eucalyptus Avenue
                                  Hillsborough, CA  94010

Paul J. Feldstein, Ph.D.          Professor of Healthcare                               U.S.A.
                                  University of California
                                  Graduate School of Management
                                  Irvine, CA  92717

Kenni Friedman                    City Council Member, Modesto                          U.S.A.
                                  508 Andover
                                  Modesto, CA  95350

Van R. Johnson                    President & CEO                                       U.S.A.
                                  Sutter Health
                                  One Capitol Mall, Suite 410
                                  Sacramento, CA  95814

Lawrence G. Mohr, Jr.             General Partner                                       U.S.A.
                                  Mohr, Davidow Ventures
                                  3000 Sand Hill Road, Building 1
                                  Menlo Park, CA  94025

Dennis J. O'Connell               Independent Investor                                  U.S.A.
                                  810 College Avenue, #9
                                  Kentfield, CA  94904

Steven H. Oliver                  President                                             U.S.A.
                                  Oliver & Company
                                  1300 South 51st Street
                                  Richmond, CA  94804

Harold E. Ray, M.D.               Retired Obstetrician                                  U.S.A.
                                  4737 Dovercourt Circle
                                  Carmichael, CA  95608







                                                                                              Page 8 of 11 Pages


Name                              Principal Occupation, Employer,                       Citizenship
                                  Business Address

Michael A. Roosevelt              Attorney                                              U.S.A.
                                  Friedman, Olive, McCubbin,
                                  Spaulding, Bilter & Roosevelt
                                  425 California Street, Suite 220
                                  San Francisco, CA  94104

Toby Rosenblatt                   President                                             U.S.A.
                                  The Glenn Ellen Company
                                  3409 Pacific Avenue
                                  San Francisco, CA  94118

Robert J. Swanson, M.D.           Vascular Surgeon                                      U.S.A.
                                  3000 Colby St., Suite 301
                                  Berkeley, CA  94705

Annita B. Watson                  Professor & Chair of the Division of Nursing          U.S.A.
                                  at California State University Sacramento
                                  Division of Nursing
                                  6000 "J" Street
                                  Sacramento, CA  95819







                                                                                              Page 9 of 11 Pages



                                                SCHEDULE 1 (CON'T)


                                             OFFICERS OF SUTTER HEALTH

Name                              Principal Occupation, Employer,                       Citizenship
                                  Business Address

Mary Jane Armacost                Civic Leader                                          U.S.A.
Chair                             720 Eucalyptus Avenue
                                  Hillsborough, CA  94010

Van R. Johnson                    President & CEO                                       U.S.A.
President & CEO                   Sutter Health
                                  One Capitol Mall, Suite 410
                                  Sacramento, CA  95814

Dennis J. O'Connell               Independent Investor                                  U.S.A.
Chair for Finance and             810 College Avenue, #9
Planning                          Kentfield, CA  94904

Toby Rosenblatt                   President                                             U.S.A.
Secretary                         The Glenn Ellen Company
                                  3409 Pacific Avenue
                                  San Francisco, CA  94118

Robert D. Reed                    Chief Financial Officer                               U.S.A.
Chief Financial Officer           Sutter Health
                                  One Capitol Mall, Suite 410
                                  Sacramento, CA  95814

Gary F. Loveridge                 General Counsel                                       U.S.A.
Assistant Secretary               Sutter Health
                                  One Capitol Mall, Suite 410
                                  Sacramento, CA  95814

Elizabeth Shih                    Chief Administrative Officer                          U.S.A.
Assistant Secretary               Sutter Health
                                  One Capitol Mall, Suite 410
                                  Sacramento, CA  95814

Robert D. Reed                    Chief Financial Officer                               U.S.A.
Assistant Secretary               Sutter Health
                                  One Capitol Mall, Suite 410
                                  Sacramento, CA  95814






                                                             Page 10 of 11 Pages



                                                    SCHEDULE 2

         Set forth below is  information  required by Item 2 of Schedule 13D for
         each  executive   officer  and  director  of  Sutter   Ambulatory  Care
         Corporation.

                                  DIRECTORS OF SUTTER AMBULATORY CARE CORPORATION

Name                              Principal Occupation, Employer,                       Citizenship
                                  Business Address
Ralph E. Andersen                 Retired Business Consultant                           U.S.A.
                                  1435 River Park Drive, Suite #400
                                  Sacramento, CA  95815

Patrick E. Fry                    President Eastern Division                            U.S.A.
                                  Sutter Health
                                  One Capitol Mall
                                  Sacramento, CA  95814

Annita B. Watson                  Professor & Chair of the Division of Nursing          U.S.A.
                                  at California State University Sacramento
                                  Division of Nursing
                                  6000 "J" Street
                                  Sacramento, CA  95819







                                                                                              Page 11 of 11 Pages


                                                SCHEDULE 2 (Con't)


                                  OFFICERS OF SUTTER AMBULATORY CARE CORPORATION

Name                              Principal Occupation, Employer,                       Citizenship
                                  Business Address

Annita B. Watson                  Professor & Chair of the Division of Nursing          U.S.A.
Chair                             at California State University Sacramento
                                  Division of Nursing
                                  6000 "J" Street
                                  Sacramento, CA  95819

Patrick E. Fry                    President Eastern Division                            U.S.A.
President                         Sutter Health
                                  One Capitol Mall
                                  Sacramento, CA  95814

Ralph Andersen                    Retired Business Consultant                           U.S.A.
Secretary and Vice                1435 River Park Drive, Suite #400
Chair for Finance                 Sacramento, CA  95815

Karl Silberstein                  Chief Financial Officer                               U.S.A.
Assistant Secretary               Sutter Health Central
                                  2800 L Street, 7th Floor
                                  Sacramento, CA  95816




